American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

January 29, 2010

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Apparel, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2008
Revised Definitive Proxy Statement on Schedule 14A
Forms 10-Q for Fiscal Quarters Ended
March 31, 2009, June 30, 2009 and September 30, 2009
File No. 001-32697

Dear Mr. Reynolds:

American Apparel, Inc. (the “Company”) is submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated December 22, 2009 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below are the responses of the Company to the comments raised in the Comment Letter.  For your convenience, we have reprinted in bold each of your numbered comments followed by our responses.  Unless otherwise noted, all references in this letter to page numbers and captions correspond to the page numbers and captions in the above-referenced Form 10-K, the above-referenced Form 10-K/A, the above-referenced Revised Definitive Proxy Statement on Schedule 14A, and the above-referenced Forms 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Covenants, page 27

1.
In future filings, please revise the description of the Bank of America, Lion and other indebtedness to disclose the financial ratios. We also note the covenant violations identified on page 25. Please revise to further clarify the nature of any financial ratio violations and their impact on your liquidity, to the extent material.

Securities and Exchange Commission
January 29, 2010

In response to the Staff’s comment regarding the disclosure of the Company’s financial ratios, we expect to revise our financial covenant disclosure as previously disclosed on page 27 to our Annual Report on Form 10-K/A beginning with our Annual Report on Form 10-K for the year ended December 31, 2009 in substantially the same form as follows:

“The Company’s credit arrangements impose certain restrictions on the Company regarding capital expenditures and limit the Company’s ability to: incur additional indebtedness, dispose of assets, make repayments of indebtedness or amendments of debt instruments, pay distributions, create liens on assets and enter into sale and leaseback transactions, investments, loans or advances and acquisitions.

The BofA Credit Agreement limits the Company’s domestic subsidiaries from incurring capital expenditures of more than approximately $18.8 million, and the Lion Credit Agreement limits the Company from incurring capital expenditures of more than $27.5 million, respectively, for the year ended December 31, 2009. The BofA Credit Agreement imposes a minimum excess availability covenant, which requires the Company to maintain minimum excess availability of 10% of the Company’s net availability under the credit agreement. The Lion Credit Agreement contains a total debt to consolidated EBITDA ratio financial covenant, as further described within the Lion Credit Agreement, which must be maintained at a level of no more than 2.20:1.00 for the quarters ended June 30, 2009, September 30, 2009, and December 31, 2009. The maximum ratio for future quarters is described further in the credit agreement and decreases successively from the 2.20:1.00 level. Additionally, the BofA Credit Agreement and Lion Credit Agreement contain cross-default provisions, whereby an event of default occurring under one of the credit agreements would cause an event of default under the other credit agreement.

The Bank of Montreal credit facility contains a fixed charge coverage ratio, tested at the end of each month, which measures the ratio of EBITDA less cash income taxes paid, dividends paid and unfinanced capital expenditures divided by interest expense plus scheduled principal payments of long term debt, debt under capital leases, dividends, and shareholder loans and advances, for the Company’s Canadian subsidiaries, of not less than 1.25:1.00. The Bank of Montreal credit facility also restricts the Company’s Canadian subsidiaries from entering into operating leases which would lead to payments under such leases totaling more than C$8.5 million in any fiscal year, and imposes a minimum excess availability covenant which requires the Company’s Canadian subsidiaries to maintain at all times minimum excess availability of 5% of the revolving credit commitment under the credit facility.

As of December 31, 2009, the Company was in compliance with the debt covenants under the above credit arrangements.”

In response to the Staff's comment, the disclosure on page 25 of our Annual Report on Form 10-K/A, whereby we disclosed a covenant violation under the revolving credit facility between American Apparel Wholesale Inc. and American Apparel Canada Retail Inc. (together, the “Canadian Subsidiaries”), wholly-owned subsidiaries of the Company, and Toronto Dominion Bank concerned a current ratio test.  The current ratio, as defined under the related credit arrangement, is “current assets less loans to shareholders, employees and any other related parties divided by current liabilities” and could be no less than 1.50x. The current ratio for the Company’s Canadian subsidiaries at December 31, 2008 was 1.00x. As previously disclosed in our Annual Report on Form 10-K/A, subsequent to year end, the Company signed a new banking agreement with Toronto Dominion Bank and the U.S. affiliate subrogated its note in the amount of $6.5 million in favor of the bank, which brought the Company into compliance with the bank covenants. The impact on the Company’s liquidity was not material. Furthermore, the credit facility with Toronto Dominion Bank is no longer in place because on December 30, 2009, the Canadian Subsidiaries entered into a secured revolving credit facility with Bank of Montreal, replacing our previous credit facility with Toronto Dominion Bank. For additional information regarding our credit facility with Bank of Montreal, please see the Company’s Current Report on Form 8-K filed with the Commission on January 6, 2010.

We believe presently that we were in compliance with our material debt covenants as of December 31, 2009, including our financial ratios, and we do not believe presently that it is reasonably likely that the Company will not be in compliance with our debt covenants in the foreseeable future. As such, we do not currently believe that disclosure of the actual amounts achieved for our financial ratios is needed or required at this time. We will, however, continue to assess the likelihood of non-compliance each reporting period, and we will include disclosure of the actual amounts achieved under such financial ratios and the impact of potential violations on our liquidity to the extent it is reasonably likely that we will not be in compliance with our debt covenants.

Item 15. Exhibits, Financial Statement Schedules

2.
It appears that you do not include exhibits or schedules to some of your filed exhibits. As non-exclusive examples, please file a complete copy of Exhibit 10.5, Exhibit 10.10, Exhibit 10.11, Exhibit 10.12, and Exhibit 10.13 with your next Exchange Act report.

Securities and Exchange Commission
January 29, 2010

We acknowledge the Staff’s comment and will include exhibits and/or schedules to our filed exhibits in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

3.
We note the italicized paragraphs on page 70, including the statement that the representations and warranties “have been made solely for the benefit of the other parties” and are qualified by disclosures that “are not necessarily reflected in the agreement.” With a view to disclosure, advise us whether you are aware of any specific material facts that contradict the representations and warranties. Also, advise us of the nature of any information that is not reflected in the filed agreement, and advise us of the materiality of any such information.

We advise the Staff that representations and warranties were made as of the historical times specified in the applicable agreement and may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in such agreement. The Company respectfully submits that it would not be practical to identify specific facts that may have previously been in existence at the time the representations were made or the nature of all the information that is not reflected in the filed agreements as the representations and warranties were made in the context of contractual negotiations between private parties, not with the intent or purpose of written public disclosure. The Company understands its obligation to disclose additional material information regarding material contractual provisions required to make the statements in the Annual Report on Form 10-K/A not misleading. The Company believes that it has included, as necessary, appropriate disclosure in the Annual Report on Form 10-K/A regarding material contractual provisions required to make the statements in the Annual Report on Form 10-K/A not misleading.

Signatures

4.
Please include the signature of your controller or principal accounting officer. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please tell us who signed in that capacity and confirm that in future filings you will indicate each capacity in which the officers are signing the report. However, if you amend the Form 10-K for other reasons, please amend the signature page to conform to this comment. See instruction D(2)(b) to Form 10-K.

We acknowledge the Staff’s comment and advise the Staff that, on March 16, 2009, the date on which the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2008 was filed, Adrian Kowalewski, the Company’s Chief Financial Officer who signed the report, served as both the Company’s principal financial officer and principal accounting officer. The Company confirms to the Staff that in future filings, the Company will indicate each capacity in which the officers are signing the report. Additionally, if we further amend the Annual Report on Form 10-K as of and for the year

Securities and Exchange Commission
January 29, 2010

ended December 31, 2008, we will amend the signature page to indicate Adrian Kowalewski also signed in the capacity of our principal accounting officer.

Revised Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 36

Annual Bonus Awards, page 37

5.
It does not appear that you have provided a quantitative discussion of all of the terms of the necessary targets to be achieved for Mr. Charney to earn his annual bonus. For example, we note that your Compensation Committee analyzed a number of factors including metrics such as your 2008 net sales; earnings before interest, taxes, depreciation, and amortization; and earnings per share, and whether performance on these metrics was within the targeted range communicated to your shareholders. In future filings, please disclose the specific performance targets used to determine the bonus amount or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please submit a supplemental letter that includes draft language to be included in the future filing, omitting the amounts of specific performance targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

We acknowledge the Staff’s comment, and in future filings, commencing with our 2010 Definitive Proxy Statement on Schedule 14A, we will include a disclosure substantially similar to the following:

“The payment of cash bonus awards to Mr. Charney was made under the American Apparel, Inc. Incentive Compensation Plan (the “Incentive Plan”), which was approved by the stockholders of the Company on October 28, 2009.

With respect to the performance period beginning on [•] and ending on [•] (the “Performance Period”), the Company’s Board of Directors approved a performance bonus of $[•] to Mr. Charney on [•]. The amount of the performance bonus was subject to the attainment by the Company of certain performance goals for adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), comparable store sales and inventory levels during the Performance Period. Mr. Charney’s total $[•] performance bonus was comprised of the following: $[•] based on the Company’s achievement of an Adjusted EBITDA of $[•], $[•] based on the Company’s achievement of comparable store sales of [•]% and $[•] based on the Company’s achievement of inventory levels of $[•].”

As we will be providing disclosure of the specific performance targets used to determine the bonus amount, we have not submitted a supplemental letter to the Staff regarding omitting the amounts of the specific performance targets.

Securities and Exchange Commission
January 29, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Nine Months Ended September 30, 2009 compared to Nine Months Ended September 30, 2008, page 36

Cost of Sales, page 37

6.
In future filings, please enhance your Results of Operations discussion to describe the extent to which variations in your sales and gross profit are attributable to increases in prices or to increases in the amount of goods sold. Your current disclosures primarily describe the impact of your retail store expansion, along with the impact of same-store sales. Please describe, to the extent material, how store markdowns or merchandise shifts to your retail outlet stores or price reductions in your wholesale segment drive sales and profitability fluctuations from period to period. See Item 303(A)(iii) of Regulation S-K.

We acknowledge the Staff’s comment, and in future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2009, we will enhance our Results of Operations discussion to further clarify the extent to which variations in sales and gross profit are attributable to increases in prices, to increases in the amount of goods sold, or to other factors, as appropriate.

The Company’s previous disclosures regarding the impact of its retail store expansion and that of same-store sales do address the extent to which variations in the Company’s sales and gross profit are attributable to increases in prices and to increases in the amount of goods sold. During the nine month periods ended September 30, 2009 and September 30, 2008, pricing within the retail and wholesale channels was relatively stable.  Therefore, the variation in sales and gross profit was primarily attributable to an increasing proportion of overall net sales occurring through the retail channel relative to the wholesale channel. The prices at which the Company sells product through the retail channel are significantly higher than the prices at which the Company sells product in the wholesale channel, while the difference in the cost of producing product for either channel is more similar. Therefore, previous disclosures which discussed the growth in retail net sales and decline in wholesale net sales signaled to the reader the shift in sales mix represented the primary factor driving variation in sales and gross profit.

The substantial growth in the Company’s retail store footprint from 182 retail stores as of January 1, 2008 to 276 retail stores as of September 30, 2009, as well the comparable stores sales performance of the Company’s retail stores, has increased the proportion of sales that go through the retail channel. Because of the increase in the amount of goods sold through the retail channel relative to the wholesale channel, the average price at which the Company’s goods have sold also increased. The Company’s disclosures reference the fact that both the decline in net sales to customers in the U.S. Wholesale segment of $23.0 million in the nine month period ended September 30, 2009 versus the comparable prior year period (resulting from lower unit sales to these customers), and the increase in the Company’s retail net sales (across the Company’s U.S. Retail, Canada, and International business segments) of $27.9 million for the nine month period ended September 30, 2009 versus the comparable prior year period (the combined result of the Company’s increased number of retail stores in operation and the retail stores’ comparable store sales performance) together served to decrease cost of sales as a percentage of net sales. Gross profit as a percentage of net sales increased approximately 1.0% for the nine months ended September 30, 2009 versus the comparable prior year period after excluding the effect of stock compensation awarded to manufacturing employees in the third quarter of 2008.

Additionally, the Company’s disclosures explain that the appreciation of the U.S. dollar versus foreign currencies in the nine month period ended September 30, 2009 as compared to in the nine month period ended September 30, 2008, served to lower the U.S. dollar price at which product in the Company’s foreign subsidiaries was sold, lowering gross profit. For the nine month period ended September 30, 2009, net sales to customers outside the United States was $164.1 million, or approximately 41.0% of net sales.

During the nine month periods ended September 30, 2009 and September 30, 2008, store markdowns or merchandise shifts to retail outlet stores or price reductions within the wholesale channel did not significantly impact sales or profitability across periods. Pricing in the Company’s wholesale and retail channels was relatively stable in both periods. Additionally, the small number of outlet stores operated by the Company (less than 5% of all of the Company’s store locations at both September 30, 2008 and September 30, 2009) and the comparatively low volume of product being sold through those outlet locations did not have a material impact on sales and profitability. In future filings, we will include descriptions, to the extent material, of the impact that price changes, markdowns or merchandise shifts to our retail outlet stores have on sales and profitability.

Liquidity and Capital Resources, page 40

Financial Covenants, page 40

7.
We note the disclosures on Form 8-K filed October 6, 2009 describing your entry into a waiver to your Credit Agreement with Lion Capital (Americas), Inc. Your disclosures within this Form 8-K and at page 40 of your Form 10-Q for the six months ended June 30, 2009, indicate that based upon your current operating plan,

Securities and Exchange Commission
January 29, 2010

you anticipate violating one or more covenants under the Lion Credit Agreement or your revolving credit facility with Bank of America (‘BofA’) throughout the remainder of 2009. We acknowledge this language has been omitted in the Form 10-Q for the nine months ended September 30, 2009. Also, we note the cross-default provisions of your Lion Credit Agreement and revolving credit facility with BofA. In future filings, please provide comprehensive debt covenant calculations for all financial covenants within MD&A comparing your actual results to the relevant thresholds for the respective credit arrangements, unless you have determined the likelihood of default or non-compliance with covenants is remote. Discussion of your total debt to EBITDA ratio requirement, the minimum availability requirement under your BofA credit facility and the restrictions on your capital expenditures can allow an investor to gauge the possibility of future covenant violation(s) and better evaluate your liquidity position.

In response to the Staff’s comment regarding the disclosure of the Company’s debt covenant calculations, we have considered the guidance in Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. The release discusses two situations where discussion and analysis of material covenants may be required. First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company, if material; and second, companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing.

As described in our response to Comment 8 below, upon closing our financial statements for the third quarter ended September 30, 2009, we determined that we were and had been in compliance with the leverage ratio covenant contained in our Credit Agreement with Lion Capital (Americas), Inc. and that we did not believe that it was reasonably likely that the Company would not be in compliance with its material debt covenants in the foreseeable future. As a result, we did not include the above-referenced disclosures that were made in our Quarterly Report on Form 10-Q for the six months ended June 30, 2009 in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2009.

In addition, as noted in our response to Comment 1 above, we believe presently that we were in compliance with our material debt covenants as of December 31, 2009, including our financial ratios, and we do not believe presently that it is reasonably likely that the Company will not be in compliance with our material debt covenants in the foreseeable future. While we do intend to enhance our financial covenants disclosure to include a detailed discussion of the financial covenants as included in our response to Comment 1, we do not currently believe that comprehensive debt covenant calculations and actual results for all financial covenants is needed or required at this time. We will, however, continue to assess the likelihood of non-compliance each reporting period, and we will consider disclosure of the applicable debt covenant calculations and their impact on our liquidity as of each reporting date, as well as other enhanced disclosure regarding our debt instruments, guarantees and related covenants, as appropriate.

8.
Explain to us why you did not disclose your entry into a waiver to your Credit Agreement with Lion Capital (Americas), Inc. on September 30, 2009 within the MD&A of your Form 10-Q for the nine months ended September 30, 2009.

We advise the Staff that on September 30, 2009, the Company entered into a waiver to the Credit Agreement with Lion Capital (Americas), Inc. to waive, for the period of time from September 30, 2009 to and including November 14, 2009, the Company’s obligation to maintain a leverage ratio of Total Debt to Consolidated EBITDA (as defined in the Lion Credit Agreement) of no greater than 2.20:1.00 for the four quarter

Securities and Exchange Commission
January 29, 2010

period ended September 30, 2009. We disclosed the event on our Current Report on Form 8-K filed with the Commission on October 6, 2009. The purpose of the waiver was not to address a failure to comply with the leverage ratio covenant but to minimize any risk that it might fail such covenant and to provide the Company with sufficient time to evaluate whether it was in compliance with the leverage ratio covenant pending the closing of its financial statements for the third quarter ended September 30, 2009. Upon closing its financial statements for the third quarter ended September 30, 2009, the Company determined that it was in compliance with the leverage ratio covenant, obviating the need for the waiver.

*  *  *  *  *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Glenn A. Weinman
Name: Glenn A. Weinman
Title: Senior Vice President, General
Counsel and Secretary

cc:           Steve Lo (Securities and Exchange Commission)

Securities and Exchange Commission
January 29, 2010

David Walz (Securities and Exchange Commission)
Damon Colbert (Securities and Exchange Commission)
Jim Lopez (Securities and Exchange Commission)
Dov Charney, Chairman, President and Chief Executive Officer
Adrian Kowalewski, Executive Vice President and Chief Financial Officer